Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a meeting of the Board of Directors, May 30, 2006	3
2.	Interim financial statements for the quarter ended March 31, 2006 – amended (1)	5

(1)	Item 2 in this Form 6-K is hereby expressly incorporated by reference into the Registration Statement on Form F-4 (No. 333-134106, 333-134106-02 and 333-134106-01) of LPG International Inc., Ultrapar Participacoes S.A. and Oxiteno S.A. Industria e Comercio filed on May 15, 2006.

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Listed Company

CNPJ Nº 33.256.439/0001 - 39          NIRE 35.300.109.724

MINUTES OF BOARD OF DIRECTORS MEETING (04/2006)

Date, Time and Location:

May 30, 2006, at 2:30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, in the City and State of São Paulo.

Presence:

Members of the Board of Directors, duly signed below.

Deliberated Matters:

1.	Authorization of the Company’s participation as an intervening guarantor, rendering warrant to its indirect subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, under the “Financing Contract, through a private line of credit, entered into and between Banco do Nordeste do Brasil S.A. and Oleoquímica Inústria e Comércio de Produtos Químicos Ltda., with intervention of third parties”, in the total amount of R$118,470,758.04 (one hundred and eighteen million, four hundred and seventy thousand, seven hundred fifty eight reais and four cents). This financing is necessary for the construction of an industrial plant for the production of fatty alcohols, fatty acids and glycerin, in the city of Camaçari, in the State of Bahia.

2.	Approval of the execution, by the Board of Officers, of all the necessary acts and of signature of all required documents regarding the matter approved in item “1” of these minutes.

Observation : (i) These deliberations were approved by all presents, except for Board Member Renato Ochman, who abstained from voting.

Once there were no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice Chairman

Ana Maria Levy Villela Igel – Board Member

Paulo Vieira Belotti – Board Member

Renato Ochman – Board Member

Nildemar Secches – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

ITEM 2

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Interim Financial Statements for the Quarter
ended March 31, 2006 and Independent
Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the three-month period ended March 31, 2006, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	Additionally, we have reviewed the consolidated statement of cash flows, included in Note 23 to the interim financial statements, for the periods ended March 31, 2006 and 2005, which is presented for purposes of additional analysis and is not a required part of the basic interim financial statements. Such statement has been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to this statement for it to be fairly stated, in all material respects, in relation to the interim financial statements taken as a whole.

5.	We had previously audited the Company and consolidated balance sheets as of December 31, 2005 and reviewed the Company and consolidated statements of income for the three- month period ended March 31, 2005, presented for comparative purposes, and issued unqualified audited and special review reports thereon, dated January 31, 2006 and April 29, 2005, respectively.

Deloitte Touche Tohmatsu

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 28, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated

ASSETS	03/31/06	12/31/05	03/31/06	12/31/05

CURRENT ASSETS
Cash and banks	131	90	26,470	32,714
Temporary cash investments	373,326	359,626	1,058,660	1,218,210
Trade accounts receivable	-	-	335,002	343,328
Inventories	-	-	208,403	191,749
Recoverable taxes	11,928	8,984	59,117	62,931
Deferred income and social contribution taxes	92	87	22,552	21,969
Dividends receivable	-	73,302	-	-
Other	943	422	9,006	8,608
Prepaid expenses	536	536	9,873	8,793

Total current assets	386,956	443,047	1,729,083	1,888,302

LONG-TERM ASSETS
Cash investments	-	-	382,124	372,692
Related companies	14,409	14,409	4,955	3,706
Deferred income and social contribution taxes	2,915	2,849	61,348	60,991
Recoverable taxes	11,832	11,734	46,882	46,777
Escrow deposits	-	-	16,802	16,384
Trade accounts receivable	-	-	20,986	19,244
Prepaid expenses	-	-	13,799	13,144
Other	821	757	387	571

Total long-term assets	29,977	29,749	547,283	533,509

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	2,215,915	2,153,873	4,242	4,182
Other	186	186	28,117	28,117
Property, plant and equipment	-	-	1,070,187	1,072,729
Deferred charges	-	-	102,533	98,286

Total permanent assets	2,216,101	2,154,059	1,205,079	1,203,314

TOTAL ASSETS	2,633,034	2,626,855	3,481,445	3,625,125

	Company		Consolidated

LIABILITIES AND STOCKHOLDERS' EQUITY	03/31/06	12/31/05	03/31/06	12/31/05

CURRENT LIABILITIES
Loans and financing	-	-	129,661	135,855
Debentures	4,173	17,853	4,173	17,853
Trade accounts payable	273	280	94,440	90,938
Payroll and related charges	41	41	56,286	66,066
Taxes payable	10	7	13,726	11,332
Dividends payable	13,715	100,108	17,337	103,854
Income and social contribution taxes	-	-	837	638
Deferred income and social contribution taxes	-	-	230	249
Other	2	4	3,784	13,395

Total current liabilities	18,214	118,293	320,474	440,180

LONG-TERM LIABILITIES
Loans and financing	-	-	905,911	978,608
Debentures	300,000	300,000	300,000	300,000
Related companies	447,252	404,230	4,984	5,049
Deferred income and social contribution taxes	-	-	24,499	24,120
Other taxes	8,881	8,689	39,003	54,622
Other	-	-	2,441	2,747

Total long-term liabilities	756,133	712,919	1,276,838	1,365,146

MINORITY INTEREST	-	-	30,764	29,634

STOCKHOLDERS' EQUITY
Capital	946,034	946,034	946,034	946,034
Capital reserve	2,046	2,046	381	329
Revaluation reserve	14,600	14,955	14,600	14,955
Profit reserves	837,502	837,502	837,502	837,502
Treasury shares	(4,894)	(4,894)	(8,544)	(8,655)
Retained earnings	63,399	-	63,396	-

Total stockholders' equity	1,858,687	1,795,643	1,853,369	1,790,165

Total minority interest and stockholders' equity	1,858,687	1,795,643	1,884,133	1,819,799

TOTAL LIABILITIES AND STOCKHOLDERS
EQUITY	2,633,034	2,626,855	3,481,445	3,625,125

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	03/31/06	03/31/05	03/31/06	03/31/05

GROSS SALES AND SERVICES	-	-	1,198,980	1,257,323
Deductions	-	-	(101,239)	(120,326)

NET SALES AND SERVICES	-	-	1,097,741	1,136,997
Cost of sales and services	-	-	(898,709)	(878,217)

GROSS PROFIT	-	-	199,032	258,780
EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	62,095	100,844	59	(71)
OPERATING (EXPENSES) INCOME	(1)	(172)	(139,835)	(136,110)

Selling	-	-	(45,983)	(43,707)
General and administrative	(1)	(172)	(62,559)	(60,972)
Management compensation	-	-	(1,244)	(1,224)
Depreciation and amortization	-	-	(30,578)	(31,363)
Other operating income, net	-	-	529	1,156

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	62,094	100,672	59,256	122,599
Financial income (expenses), net	1,510	19	12,414	(8,826)

Financial income	14,674	439	33,674	21,147
Financial expenses	(13,164)	(420)	(32,260)	(23,893)
CPMF/IOF/other financial expenses	-	-	11,000	(6,080)

INCOME FROM OPERATIONS	63,604	100,691	71,670	113,773
Nonoperating (expenses) income, net	-	-	(2,091)	(1,809)

INCOME BEFORE TAXES ON INCOME AND	-	-
MINORITY INTEREST	63,604	100,691	69,579	111,964

INCOME AND SOCIAL CONTRIBUTION TAXES	-	59	(11,653)	(10,494)

Current	(578)	(90)	(28,430)	(35,797)
Benefit of tax holidays - ADENE	-	-	11,369	20,901
Deferred	71	149	5,408	4,402

INCOME BEFORE MINORITY INTEREST	63,097	100,750	57,926	101,470
Minority interest	-	-	(1,138)	(720)

NET INCOME	63,097	100,750	56,788	100,750

EARNINGS PER SHARE - R$	0.77767	0.00126	0.69991	0.00126

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares (Thousands)	Current quarter 3/31/2006	Prior quarter 12/31/2005	Same quarter in prior year 3/31/2005
Paid-up Capital
1 - Common	49,430	49,430	49,429,897
2 - Preferred	31,895	31,895	30,715,062
3 - Total	81,325	81,325	80,144,959
Treasury Stock
4 - Common	7	7	6,616
5 - Preferred	182	182	211,097
6 - Total	189	189	217,713

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	02/15/2006	Dividend	03/07/2006	Common	1.232498
02	Board of Director’s Meeting	02/15/2006	Dividend	03/07/2006	Preferred	1.232498

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2006
(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company”) invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno) and logistic services for chemicals and fuels (Ultracargo).

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and prepare the interim financial statements - ITR are those established by Brazilian accounting practices and the Brazilian Securities Commission (CVM).

	a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

	b)	Current and long-term assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate to the market value. Temporary cash investments include the results from hedge transactions, as described in Notes 4 and 19, that management intends to hold to maturity.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, market or net realizable value.

Other assets are stated at the lower of cost or probable realizable values, including, when applicable, accrued income and monetary variations or net of allowances for potential losses.

Ultrapar Participações S.A. and Subsidiaries

c)	Permanent assets

Investments

Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 10.

Other investments are stated at acquisition cost, less an allowance for losses, should the loss not be considered temporary.

Property, plant and equipment

Stated at cost of acquisition, process or construction, and include revaluation write- ups, recorded in prior years, based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 11, based on the economic useful lives of the assets.

Deferred charges

Deferred charges comprise costs incurred in the installation of equipment at customers’ facilities, projects to modernize systems, and goodwill on acquisition of subsidiaries, as mentioned in Note 12.

d)	Current and long-term liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, and monetary and exchange variations incurred during the period.

e)	Income and social contribution taxes

Income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays.

f)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the exchange rate in effect as of the date of the interim financial statements - ITR . The criteria for preparation of the financial statements have been adapted to conform to Brazilian accounting practices.

g)	Statements of Cash flows

The Company is presenting the statements of cash flows as supplementary information, prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

Ultrapar Participações S.A. and Subsidiaries

3.	CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	3/31/2006		12/31/2005

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	99
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

4.	TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) public securities and private securities issued by leading banks, notes issued by the Austrian Government, and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in certificates of deposit issued by leading banks; and (iii) currency hedges. They are stated at cost plus accrued income on a “pro rata temporis” basis.

	Company		Consolidated

	3/31/2006	12/31/2005	03/31/2006	12/31/2005

Austrian notes, indexed in
Brazilian reais	-	-	356,055	344,603
Securities and fixed-income funds	373,326	359,626	457,354	571,817
Foreign investments (a)	-	-	674,836	722,565
Net expenses on hedge
transactions (b)	-	-	(47,461)	(48,083)

Total	373,326	359,626	1,440,784	1,590,902

Current portion	373,326	359,626	1,058,660	1,218,210
Long-term portion	-	-	382,124	372,692

(a)	Investments made by the indirect subsidiaries Oxiteno Overseas Co., Oxiteno International Co. and Canamex Químicos S.A. de C.V. in fixed-income funds, certificates of deposit, Brazilian corporate securities, and low risk investment grade corporate securities.

(b)	Accumulated gain or loss on hedge positions (see Note 19).

5. TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	3/31/2006	12/31/2005

Domestic customers	359,358	367,499
Foreign customers	76,263	60,943
(-) Advances on export contracts	(52,767)	(38,971)
(-) Allowance for doubtful accounts	(26,866)	(26,899)

	355,988	362,572

Current portion	335,002	343,328
Long-term portion	20,986	19,244

The changes in the allowance for doubtful accounts are shown below:
Balance as of December 31, 2005		26,899
Addition recorded in selling expenses		1,832
Utilization		(1,865)

Balance as of March 31, 2006		26,866

Ultrapar Participações S.A. and Subsidiaries

6. INVENTORIES (CONSOLIDATED)
	3/31/2006			12/31/2005

		Provision			Provision
	Cost	for losses	Net	Cost	for losses	Net

Finished products	102,617	(2,230)	100,387	103,316	(1,750)	101,566
Work in process	408	-	408	1,109	-	1,109
Raw materials	46,563	(88)	46,475	43,294	(89)	43,205
Liquefied petroleum gas (LPG)	22,618	-	22,618	23,113	-	23,113
Supplies and cylinders for resale	17,350	(604)	16,769	18,213	(924)	17,289
Advances to suppliers - mainly LPG	21,769	-	21,769	5,467	-	5,467

	211,325	(2,922)	208,403	194,512	(2,763)	191,749

The changes in the provision for losses on inventories are shown below:

Balance as of December 31, 2005						2,763
Addition						159

Balance as of March 31, 2006						2,922

7.	RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state VAT), IPI (federal VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Income and social contribution taxes	23,697	20,655	60,000	68,022
ICMS	-	-	75,563	70,908
Provision for losses - ICMS (*)	-	-	(40,268)	(35,959)
PIS and COFINS	22	22	4,489	3,018
IPI	-	-	164	146
VAT of subsidiary Canamex
Químicos S.A. de C.V.	-	-	5,714	3,505
Other	41	41	337	68

Total	23,760	20,718	105,999	109,708

Current portion	11,928	8,984	59,117	62,931
Long-term portion	11,832	11,734	46,882	46,777

(*)	The provision refers to credit balances that the subsidiaries estimate they will be unable to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance as of December 31, 2005	35,959
Addition	4,989
Reversal	(680)

Balance as of March 31, 2006	40,268

Ultrapar Participações S.A. and Subsidiaries

8. RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultracargo - Operações Logísticas e
Participações Ltda.	-	391,126	-	-	-	-
Transultra - Armazenamento e Transporte
Especializado Ltda.	164	-	-	-	-	-
Oxiteno S.A. - Indústria e Comércio	1,355	-	-	-	-	-
Oxiteno Nordeste S.A. - Indústria e
Comércio	-	33,000	-	-	-	-
Ultragaz Participações Ltda.	9,951	-	-	-	-	-
Companhia Ultragaz S.A.	2,939	-	-	-	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-
Melamina Ultra S.A. Indústria Química	-	468	-	-	-	-
Química da Bahia Indústria e Comércio
S.A.	-	-	-	3,856	-	-
Serma Associação dos Usuários de
Equipamentos de Processamentos de
Dados e Serviços Correlatos	-	-	4,839	-	-	-
Petroquímica União S.A.	-	-	-	-	-	5,066
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	753
Liquigás Distribuidora S.A.	-	-	-	-	127	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	16,219	-
Copagaz Distribuidora de Gás Ltda.	-	-	-	-	80	-
Braskem S.A.	-	-	-	-	-	23,918
SHV Gás Brasil Ltda.	-	-	-	-	43	-
Plenogás - Distribuidora de Gás S.A.	-	-	-	871	-	-
Other	-	-	116	257	39	-

Total as of March 31, 2006	14,409	447,252	4,955	4,984	16,508	29,737

Total as of December 31, 2005	14,409	404,230	3,706	5,049	2,335	26,764

	Consolidated

	Transactions		Financial income (expenses)

	Sales	Purchases

Química da Bahia Indústria e Comércio S.A.	-	-	(85)
Petroquímica União S.A.	-	30,561	-
Oxicap Indústria de Gases Ltda.	-	1,955	-
Liquigás Distribuidora S.A.	764	-	-
Petróleo Brasileiro S.A. - Petrobras	9	461,508	-
Copagaz Distribuidora de Gás Ltda.	264	-	-
Braskem S.A.	10,541	149,613	-
Other	258	-	-

Total as of March 31, 2006	11,836	643,637	(85)

Total as of March 31, 2005	26,384	676,088	(128)

Ultrapar Participações S.A. and Subsidiaries

The loan balance with Química da Bahia Indústria e Comércio S.A. is adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. results substantially from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, so as to avoid cross shareholding resulting from a corporate restructuring conducted in 2002.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Assets:
Deferred income and social
contribution taxes on:
Provision for loss of assets	-	-	24,172	22,783
Provision for contingencies	2,915	2,849	11,921	17,131
Other provisions	92	87	17,555	18,765
Income and social contribution
tax loss carryforwards	-	-	30,252	24,281

Total	3,007	2,936	83,900	82,960

Current portion	92	87	22,552	21,969
Long-term portion	2,915	2,849	61,348	60,991

Liabilities:
Deferred income and social
contribution taxes on:
Revaluation of property, plant
and equipment	-	-	1,146	1,245
Income earned abroad	-	-	23,583	23,124

Total	-	-	24,729	24,369

Current portion	-	-	230	249
Long-term portion	-	-	24,499	24,120

Ultrapar Participações S.A. and Subsidiaries

The estimated recovery of deferred income and social contribution assets is shown below:

	Company	Consolidated

To Through 2006	92	22,552
2007	-	16,395
2008	2,915	24,616
2009	-	20,337

	3,007	83,900

b)	Conciliation of income and social contribution taxes in the statements of income Income and social contribution taxes are reconciled to statutory tax rates as follows:

	Company		Consolidated

	3/31/2006	3/31/2005	3/31/2006	3/31/2005

Income before taxes, equity in
subsidiaries and affiliated companies
and minority interest	1,509	(153)	69,520	112,035
Statutory tax rates - %	34	34	34	34

Income and social contribution taxes at
statutory rates	(513)	52	(23,637)	(38,092)

Adjustments to the effective tax rate:
Operating provisions and
nondeductible expenses/nontaxable
income	6	7	48	5,367
Adjustments to estimated income	-	-	443	429
Workers’ meal program (PAT)	-	-	250	127
Other	-	-	(126)	774

Income and social contribution taxes
before benefit of tax holidays	(507)	59	(23,022)	(31,395)

Benefit of tax holidays - ADENE	-	-	11,369	20,901
Income and social contribution taxes
in the statements of income	(507)	59	(11,653)	(10,494)
Current	(578)	(90)	(28,430)	(35,797)
Deferred	71	149	5,408	4,402
Benefit of tax holidays - ADENE	-	-	11,369	20,901

The benefit of tax holidays of subsidiaries in the amount of R$11,369 in 2006 (R$20,901 in 2005), derived substantially from operations in regions entitled to incentive, are classified as income and social contribution taxes in the statements of income.

Ultrapar Participações S.A. and Subsidiaries

c) Tax exemption

The following indirect subsidiaries have partial or full exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Exemption	Expiration
Subsidiary	Plants	- %	date

Oxiteno Nordeste S.A. - Indústria e
Comércio	Camaçari plant	100	2006
Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012
Terminal Químico de Aratu S.A. -
Tequimar	Aratu Terminal	75	2012
	Suape Terminal
	(storage of acetic
	acid and butadiene
	byproducts) (*)	100	2005

	(*)	In December 2005, this base’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2015, still pending approval by ADENE. Should the request not be approved, the company will file a new request, for a income tax reduction of 25% until 2008 and 12.5% from 2009 until 2013, to which it is entitled as it is located in an incentive area and considered a priority economic activity for the region’s development. As the request has not yet been approved, there is no reduction considered in the income tax calculation relating to such unit in 2006.

10.	INVESTMENTS

	a)	Subsidiaries of the Company
	Investments		Equity in subsidiaries and affiliated companies

	3/31/2006	12/31/2005	3/31/2006	3/31/2005

Ultragaz Participações Ltda.	301,915	280,733	21,235	3,731
Ultracargo - Operações
Logísticas e Participações Ltda.	597,132	597,239	(106)	2,383
Imaven Imóveis e Agropecuária Ltda.	47,253	46,072	1,180	1,203
Oxiteno S.A. - Indústria e Comércio	1,269,615	1,229,829	39,786	93,527

	2,215,915	2,153,873	62,095	100,844

Ultrapar Participações S.A. and Subsidiaries

b) Affiliated companies (consolidated)

	Investments		Equity in subsidiaries and affiliated companies

	3/31/2006	12/31/2005	3/31/2006	3/31/2005

Química da Bahia Indústria
e Comércio S.A.	2,807	2,764	43	-
Oxicap Indústria de Gases Ltda.	1,435	1,418	16	(71)

	4,242	4,182	59	(71)

The investment of subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. and the investment of subsidiary Oxiteno Nordeste S.A. -Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on the affiliates’ financial statements as of February 28, 2006 and as of March 31, 2006, respectively.

11. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

		3/31/2006				12/31/2005
	Annual
	depreciation	Revalued	Accumulated	Provision	Net book	Net book
	rates - %	cost	depreciation	for losses	value	value

Land	-	48,044	-	-	48,044	48,147
Buildings	4 to 5	432,104	(155,766)	-	276,338	279,691
Machinery and equipment	5 to 10	867,932	(426,424)	(412)	441,096	450,413
Gas tanks and cylinders
	10	268,764	(148,441)	-	120,323	127,295
Vehicles	20 to 30	167,806	(123,276)	-	44,530	48,127
Furniture and fixtures	10	22,417	(8,931)	-	13,486	13,661
Construction in progress	-	45,947	-	-	45,947	29,254
Imports in transit	-	285	-	-	285	763
Intangibles	2.5 to 20	106,966	(46,204)	(631)	60,131	59,134
Other	20 to 30	50,101	(30,094)	-	20,007	16,244

		2,010,366	(939,136)	(1,043)	1,070,187	1,072,729

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	3/31/2006			12/31/2005

			Net
		Accumulated	book	Net book
	Revaluation	depreciation	value	value

Land	15,571	-	15,571	15,571
Buildings	46,696	(35,168)	11,528	11,933
Machinery and equipment	31,740	(30,457)	1,283	1,362
Vehicles	1,087	(1,087)	-	-
Gas tanks and cylinders	48,911	(48,911)	-	-

	144,005	(115,623)	28,382	28,866

Ultrapar Participações S.A. and Subsidiaries

The depreciation of theses revaluations in the amount of R$484 was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$8,313, of which R$1,146 is recorded as long-term liabilities, as shown in Note 9.a), and R$7,167 is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Construction in progress refers substantially to improvements of subsidiaries’ plants.

Buildings include R$61,076 (R$61,514 in 2005) of leasehold improvements that are being amortized on a straight-line basis at 4% per year.

Intangibles include software in the amount of R$24,394 (R$24,368 in 2005), technology in the amount of R$13,735 (R$11,053 in 2005), goodwill in the amount of R$6,588 (R$7,114 in 2005) and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won a bid for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000 and is being amortized from August 2002 to July 2042.

  Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tankage, handling and distribution of bulk liquids. The price paid by Tequimar was R$3,803 and is being amortized from August 2005 until December 2022.

Other refers to computer equipment in the amount of R$13,802 (R$14,963 in 2005) and advances to suppliers in the amount of R$6,204 (R$1,724 in 2005).

There were no changes in the valuation allowance for property, plant and equipment during the period presented.

12.	DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects in the amount of R$9,218 (R$8,654 in 2005), amortized over five to ten years, and for costs associated with the installation of Ultrasystem equipment at customers’ facilities in the amount of R$62,249 (R$60,300 in 2005), amortized over the terms of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions and expenses on studies and projects.

Ultrapar Participações S.A. and Subsidiaries

13. LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a) Composition

Description	03/31/2006	12/31/2005	Index / Currency	Annual interest rate 2006 - %	Maturity and amortization

Foreign currency:
Syndicated loan	132,172	140,639	US$	5.05	Semiannually until 2008
Notes (b)	554,037	586,471	US$	7.25	Semiannually until 2015
Working capital loan	2,758	443	MX$ + TIIE (i)	1.0	Monthly until 2006
Foreign financing	26,089	28,542	US$ + LIBOR	2.0	Semiannually until 2009
Inventories and property, plant
and equipment financing	9,158	10,957	MX$ + TIIE (i)	From 1.5 to 2.0	Semiannually until 2010
Advances on foreign exchange
contracts	4,840	9,771	US$	From 4.50 to 5.20	Maximum of 60 days
National Bank for Economic
and Social Development
(BNDES)	19,073		UMBNDES (ii)	From 8.26 to	Monthly until 2010
		22,330		10.01
National Bank for Economic
and Social Development
(BNDES)	1,945		US$	From 9.41 to	Monthly until 2011
		261		10.46
Export prepayments, net of
linked operations	23,246	44,852	US$	From 4.22 to 6.85	Semiannually until 2008

Subtotal	773,318	844,266

Local currency:
National Bank for Economic
and Social Development
(BNDES)	169,585	173,055	TJLP (iii)	From 1.5 to 4.85	Monthly until 2011
National Bank for Economic
and Social Development
(BNDES)	8,912	11,244	IGP-M (iv)	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment
Financing (FINAME)	47,773	47,676	TJLP (iii)	From 1.8 to 4.85	Monthly until 2011
Research and project financing
(FINEP)	35,662	38,059	TJLP (iii)	(2.0)	Monthly until 2009
Debentures (c)	304,173	317,853	CDI	102.5	Semiannually until 2008
Other	322	163

Subtotal	566,427	588,050

Total loans, financing and
debentures	1,339,745	1,432,316

Current liabilities	(133,834)	(153,708)

Long-term liabilities	1,205,911	1,278,608

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.
(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 88%, of which is linked to the U.S. dollar.
(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.
(iv)	IGP-M = General Market Price Index, a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

The long-term amounts have the following composition by year of maturity:

	3/31/2006	12/31/2005

From 1 to 2 years	390,684	93,958
From 2 to 3 years	200,238	515,458
From 3 to 4 years	64,825	74,954
From 4 to 5 years	7,064	9,064
More than 5 years	543,100	585,174

	1,205,911	1,278,608

Ultrapar Participações S.A. and Subsidiaries

b)	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In January 2004, the subsidiary LPG International Inc. issued US$60 million in notes to acquire the notes of Companhia Ultragaz S.A. In June 2005, the subsidiary LPG International Inc., which held all notes issued by Companhia Ultragaz S.A., sold them to the subsidiary Oxiteno Overseas Corporation, which financed their acquisition through a syndicated loan in the amount of US$60 million maturing in June 2008, with annual interest rate of 5.05%. The loan was guaranteed by the Company and Oxiteno S.A. - Indústria e Comércio, which, among others, assumed the commitment of maintaining the financial index determined by the ratio between net debt and consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) lesser than or equal to 3.5, and the ratio between consolidated EBITDA and consolidated net financial expenses greater than or equal to 1.5. The subsidiary LPG International Inc. used the proceeds from the sale of notes of Companhia Ultragaz S.A. to redeem notes issued by it.

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. - Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things, their ability to incur indebtedness and establish liens on assets, engage in mergers and acquisitions, conduct transactions with securities issued by it, and conduct transactions with affiliated companies. The restrictions imposed on the Company and its subsidiaries have not limited their ability to conduct their business to date and not restricted the performance of its strategy.

c)	Debentures

On February 2, 2005, the Extraordinary Stockholders’ Meeting approved the issuance by the Company and the public distribution in a single series of 30,000 nonconvertible debentures with nominal unit value of R$10,000.00 (ten thousand Brazilian reais), totaling R$300,000.

On March 30, 2005, the Company’s Board of Directors, as delegated by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

On April 6, 2005, the Brazilian Securities Commission (CVM) registered the operation, and funds of R$304,854, net of commission, were received on April 8, 2005.

Ultrapar Participações S.A. and Subsidiaries

Characteristics of the debentures are:

Nominal unit value:	R$10,000.00
Final maturity:	March 1, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Yield payment:	Semiannually, beginning March 1, 2005
Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

d)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	3/31/2006	12/31/2005

Amount of financing secured by:
Property, plant and equipment	52,001	53,734
Shares of affiliated companies and minority
stockholders’ guarantees	8,912	11,244

	60,913	64,978

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$954,399 (R$1,017,858 in 2005).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$22,555 (R$33,208 in 2005), with terms of up to 210 days. As of March 31, 2006, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

Certain subsidiaries have conducted operations denominated “supplier finance” with its suppliers. In the operation, the banks advance to suppliers the proceeds from sales made to the subsidiaries, through acceptance by the subsidiaries with the banks. Those operations have an average term of nine days and are recorded as bank loans, since the suppliers received the funds from the banks, using the subsidiaries’ credit. The amount as of March 31, 2006 totalized R$322. Financial income related to this operation for the quarter amounted to R$6 and is recorded in financial income.

Ultrapar Participações S.A. and Subsidiaries

14.	STOCKHOLDERS’ EQUITY

	a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

As of March 31, 2006, 11,318,826 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a stockholders agreement, tag- -along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. The tag-along rights guarantee 100% of the offer amount for all types of shares of the Company. On May 18, 2004, the Company included the tag-along rights in its bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$1,500,000 (one billion and five hundred million reais), by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

	b)	Treasury shares

The Company acquired its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

As of March 31, 2006, the Company’s financial statements record 182,697 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$26.09 and R$19.30 per share, respectively. The consolidated financial statements record 377,847 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$24.35 and R$19.30 per share, respectively.

The market price of preferred shares issued by the Company as of March 31, 2006 on the São Paulo Stock Exchange (BOVESPA) was R$38.00.

	c)	Capital reserve

The capital reserve in the amount of R$2,046 reflects the goodwill on the disposal of shares to be held in treasury in the Company’s subsidiaries, at the average price of R$33.21 per share. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 21.

Ultrapar Participações S.A. and Subsidiaries

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$7,167 (R$7,288 in 2005).

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g)	Conciliation of stockholders’ equity - Company and consolidated
	3/31/2006	12/31/2005

Stockholders’ equity - Company	1,858,687	1,795,643
Treasury shares held by subsidiaries, net of realization	(3,651)	(3,761)
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,667)	(1,717)

Stockholders’ equity - consolidated	1,853,369	1,790,165

h)	Reconciliation of net income - Company and consolidated

The reconciliation of net income, Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance shutdown of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No.º 01/2006 by IBRACON, as follows:

	3/31/2006	12/31/2005

Net income - Company	63,097	100,750
Reversal of allowance for factory maintenance shutdown by
the subsidiary Oxiteno S.A. Indústria e Comércio	(796)	-
Reversal of allowance for factory maintenance shutdown by
the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio	(5,513)	-

Net income - consolidated	56,788	100,750

Ultrapar Participações S.A. and Subsidiaries

15.	NONOPERATING EXPENSES, NET (CONSOLIDATED)

Refers principally to the result on the disposal of permanent assets, especially cylinders.

16.	CONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company as shown below:

	3/31/2006					3/31/2005

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income from
operations	33,158	35,558	711	2,243	71,670	113,773
(-) Equity in subsidiaries and
affiliated companies	-	(728)	-	669	(59)	71
(+/-) Financial income
(expense)	(6,120)	(5,765)	970	(1,499)	(12,414)	8,826
(+) Depreciation and
amortization	28,226	11,409	7,618	179	47,432	45,491

EBITDA	55,264	40,474	9,299	1,592	106,629	168,161

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide, ethylene glycols, ethanolamines and etherglycols. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	3/31/2006					3/31/2005

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party
transactions	694,033	357,457	46,230	21	1,097,741	1,136,997
Income from operations before
financial income (expenses) and
equity in subsidiaries and
affiliated companies	27,038	29,065	1,681	1,413	59,197	122,670
EBITDA	55,264	40,474	9,299	1,592	106,629	168,161
Total assets, net of related parties	847,587	1,935,530	284,427	413,901	3,481,445	2,528,982

Ultrapar Participações S.A. and Subsidiaries

18. FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

	3/31/2006	3/31/2005

Financial income:
Interest on temporary cash investments and
long-term cash investment	43,371	19,199
Interest on trade accounts receivable	1,605	1,377
Monetary and exchange variations income	(11,882)	(52)
Other income	580	623

	33,674	21,147

Financial expenses:
Interest on loans and financing	(20,324)	(10,196)
Interest on debentures	(12,807)	-
Bank charges	(2,806)	(4,165)
Monetary and exchange variations expenses	14,350	(778)
Financial results from currency hedge transactions	(9,039)	(8,016)
CPMF/IOF/other financial expenses (*)	11,000	(6,080)
Other expenses	(1,634)	(738)

	(21,260)	(29,973)

Financial results	12,414	(8,826)

(*)	Including R$15,886 referring to the reversal of the provision for PIS and COFINS contingencies mentioned in Note 20 a).

19.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of March 31, 2006, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio maintained R$866 (R$848 in 2005) and the subsidiaries of Ultragaz Participações Ltda. maintained R$24,828 (R$25,191 in 2005) as an allowance for doubtful accounts.

Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the interbank deposit rate (CDI), as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are originate from the BNDES, and foreign currency financing, as mentioned in Note 13.

Ultrapar Participações S.A. and Subsidiaries

Exchange rate - The Company’s subsidiaries use hedge (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at March 31, 2006 and December 31, 2005:

	3/31/2006	12/31/2005

Assets:
Investments abroad and hedges	94,617	126,236
Foreign cash and cash equivalents	2,380	3,129
Foreign temporary cash and long-term cash investments	674,836	722,565
Receivables from foreign customers, net of advances on
exchange contracts	23,447	21,949

	795,280	873,879

Liabilities:
Foreign currency financing	773,318	844,266
Import payables	24,479	16,054

	797,797	860,320

Net (liability) asset position	(2,517)	13,559

  The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated statement of income for 2006, in the amount of R$11,545 (financial income of R$1,900 in 2005).

  Market value of financial instruments

Market value of financial instruments as of March 31, 2006 and December 31, 2005 are as follows:

	3/31/2006		12/31/2005

	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	26,470	26,470	32,714	32,714
Temporary cash investments	1,058,660	1,055,744	1,218,210	1,215,638
Long-term cash investments	382,124	382,124	372,692	372,692

	1,467,254	1,464,338	1,623,616	1,621,044

Financial liabilities:
Current and long-term loans and
financing	1,035,572	1,029,726	1,114,463	1,113,665
Current and long-term debentures	304,173	304,322	317,853	318,495

	1,339,745	1,334,048	1,432,316	1,432,160

Investment-
Investment in affiliated company	18,694	23,518	18,694	23,703

Ultrapar Participações S.A. and Subsidiaries

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of March 31, 2006 and December 31, 2005. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange - BOVESPA.

20.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

	a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of March 31, 2006.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in the municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records, and the SDE acknowledges its failure in the attempt to prove the practice. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultramar’s on-site LPG storage facilities did not contribute to the explosion. Of the 54 lawsuits judged thus far, a

Ultrapar Participações S.A. and Subsidiaries

favorable judgment was obtained for 53, with 1 unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$17. The subsidiary has insurance for this contingency, and the uninsured contingent amount is R$39,633. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$21,370 (R$36,966 in 2005). Recently the Federal Supreme Court (STF) has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. On 3/29/2006 a final and unappealable decision was rendered on the lawsuit of the subsidiary Companhia Ultragaz S.A. Based on this decision the subsidiary reversed the existing provision in the amount of R$15,886, net of attorney’s fees, as financial income in the statement of income for the quarter. In addition to the accrued amount, the Company has other subsidiaries that have been unsuccessful in obtaining an injunction and, accordingly, have been paying the taxes. Thus, should there be final favorable outcomes for the subsidiaries in all lawsuits, the Company estimates that the total effect on income before income and social contribution taxes should reach R$42,027, net of attorney’s fees.

The subsidiary Oxiteno S.A. - Indústria e Comércio and its subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio accrued R$14,824 (R$14,532 in 2005) for ICMS tax assessments being judged at lower-level and appeal-level administrative courts. The subsidiaries are currently awaiting a decision on the appeals.

The subsidiary Utingás Armazenadora S.A. has been challenging in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of March 31, 2006 is R$31,292 (R$29,995 in 2005).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably income and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Ultrapar Participações S.A. and Subsidiaries

Escrow deposits and provisions are summarized below:
	Balance on		Reversal/		Balance on
Provisions	12/31/2005	Additions	utilization	Update	03/31/2006

Income and social
contribution taxes	9,272	483	(314)	323	9,764
Labor claims	-	-	-	-	-
PIS and COFINS on other
revenues	36,966	-	(16,465)	869	21,370
ICMS	14,532	-	-	292	14,824
(-) Escrow deposits	(6,148)	(555)	-	(252)	(6,955)

	54,622	(72)	(16,779)	1,232	39,003

b)	Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment.

As of March 31, 2006, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended March 31, 2006 and 2005, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase	Actual demand
	commitment	(real)1st quarter

		2006	2005

In tons	137,900	44,995	49,863

c)	Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries, with coverage amounting to US$240 million.

Ultrapar Participações S.A. and Subsidiaries

For the units of Oxiteno S.A. - Indústria e Comércio, Oxiteno Nordeste S.A. - Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$128 million.

A civil liability insurance program covers all Group companies, with coverage of US$150 million, for losses and damage from accidents caused to third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

21.	STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until March 31, 2006, including taxes, was R$8,940 (R$8,940 in 2005). This amount is being amortized over a period of ten years and the amortization related to the quarter ended March 31, 2006, in the amount of R$223 (R$191 in 2005), was recorded as an operating expense.

22.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. In 2006, the Company and its subsidiaries contributed R$800 (R$1,192 in 2005) to Ultraprev, which was charged to income for the period. The total number of participating employees as of March 31, 2006 was 5,906, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

Ultrapar Participações S.A. and Subsidiaries

23.	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF CASH FLOWS - INDIRECT METHOD (CONSOLIDATED)

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	3/31/2006	3/31/2005

Cash flows from operating activities:
Net income	56,788	100,750
Adjustments to reconcile net income to cash provide by
operating activities:
Equity in subsidiaries and affiliated companies	(59)	71
Depreciation and amortization	47,432	45,491
PIS and COFINS credits on depreciation	557	279
Interest, foreign exchange and indexation	(33,081)	3,299
Deferred income and social contribution taxes	(580)	(4,402)
Minority interest	1,138	720
Proceeds from disposals of permanent assets	2,091	1,383
Allowance for probable losses on permanent assets	-	481
Reversal of allowance for factory shutdown, net of taxes	6,309	-
Other	101	32

(Increase) decrease in current assets:
Trade accounts receivable	8,326	3,836
Inventories	(16,654)	(39,891)
Recoverable taxes	3,814	(4,027)
Other	(398)	5,325
Prepaid expenses	(1,080)	(1,431)

Increase (decrease) in current liabilities:
Trade accounts payable	3,502	(23,839)
Payroll and related charges	(9,780)	(30,955)
Taxes payable	2,394	2,270
Income and social contribution taxes	199	(39)
Other	(9,611)	673

(Increase) decrease in long-term assets:
Recoverable taxes	(105)	206
Escrow deposits	(418)	(1,140)
Trade accounts receivable	(1,742)	(2,134)
Other	184	102
Prepaid expenses	(655)	-

Increase (decrease) in long-term liabilities:
Other taxes	(15,619)	4,983
Other	(306)	125

Net cash provided by operating activities	42,747	62,168

Ultrapar Participações S.A. and Subsidiaries
	3/31/2006	3/31/2005

Cash flows from investing activities:
Cash investments in long-term, net of redemption	-	(300,775)
Additions to property, plant and equipment	(40,893)	(40,112)
Additions to deferred charges	(15,677)	(11,543)
Proceeds from sales of permanent assets	2,166	740
Acquisition of minority interest	(4)	-
Net cash used in investing activities	(54,408)	(351,690)

Cash flows from financing activities:
Loans, financing and debentures:
Issuances	83,331	81,228
Amortization	(149,631)	(125,884)
Dividends paid	(86,518)	(71,764)
Related companies	(1,315)	202

Net cash used in financing activities	(154,133)	(116,218)

Net decrease in cash and banks and temporary cash investments	(165,794)	(405,740)

Cash and banks and temporary cash investments at the beginning
of the period	1,250,924	558,379
Cash and banks and temporary cash investments at the end of the
period	1,085,130	152,639
Supplemental disclosure of cash flow information:
Interest paid on loans and financing	33,784	5,436
Income and social contribution taxes paid in the period	1,662	8,017

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of March 31, 2006

	Common	Preferred	Total

Controlling Shareholders	33,748,059	885,979	34,634,038
Board of Directors¹	46	6	52
Officers²	-	139,950	139,950
Fiscal Council	-	1,071	1,071

Note: ¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position
          ²Shares owned by Officers which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council

	Mar-31-06			Mar-31-05³

	Common	Preferred	Total	Common	Preferred	Total

Controlling Shareholders	33,748,059	885,979	34,634,038	33,748,075	7,240,641	40,988,716
Board of Directors¹	46	6	52	45	7	52
Officers²	-	139,950	139,950	-	129,950	129,950
Fiscal Council	-	1,071	1,071	-	1,071	1,071

Note: ¹Shares which were not included in Controlling Shareholders' position
          ²Shares which were not included in Controlling Shareholders' and Board of Directors' positions
          ³Quantities in 2005 are retroactively adjusted for the reverse stock split carried by Ultrapar in August 2005, in the proportion of 1000:1 shares.

Total free float and its percentage of total shares as of March 31, 2006

	Common	Preferred	Total

Total Shares	49,429,897	31,895,512	81,325,409
( - ) Shares held in treasury	6,617	182,697	189,314
( - ) Shares owned by Controlling Shareholders	33,748,059	885,979	34,634,038
( - ) Shares owned by Management	46	139,956	140,002

Free-float	15,675,175	30,686,880	46,362,055
% Free-float / Total Shares	31.71%	96.21%	57.01%

Ultrapar Participações S.A. and Subsidiaries

The Company’s shareholders that holds more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of March 31, 2006

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%

Ultra S.A. Participações	32,646,696	66.04%	12	0.00%	32,646,708	40.14%
Parth Investments Company¹	9,311,730	18.84%	1,396,759	4.38%	10,708,489	13.17%
Monteiro Aranha S.A.²	5,212,637	10.55%	1,011,888	3.17%	6,224,525	7.65%
Shares held in treasury	6,617	0.01%	182,697	0.57%	189,314	0.23%
Dodge & Cox, Inc.³	0	0.00%	6,819,785	21.38%	6,819,785	8.39%
Others	2,252,217	4.56%	22,484,371	70.50%	24,736,588	30.42%

TOTAL	49,429,897	100.00%	31,895,512	100.00%	81,325,409	100.00%

¹Company headquartered outside of Brazil

²Public listed company

³Company headquartered outside of Brazil, position according to last available data as at January 2006

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%

Paulo Guilherme Aguiar Cunha	11,974,109	18.95%	0	0.00%	11,974,109	13.52%
Ana Maria Villela Igel	3,663,669	5.80%	3,186,410	12.57%	6,850,079	7.74%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Rogério Igel	7,953,538	12.58%	3,917,200	15.46%	11,870,738	13.41%
Joyce Igel de Castro Andrade	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Márcia Igel Joppert	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Fábio Igel	7,437,724	11.77%	4,070,447	16.06%	11,508,171	13.00%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	0.00%	3,775,470	4.26%
Others	5,169,337	8.18%	448,063	1.78%	5,617,400	6.34%

TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%

Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%

TOTAL	8,784	100.00%

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s stockholders equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo - Operações Logísticas e	34.266.973/0001-99	Closely-held subsidiary	100.00	32.13	Commercial, industrial and other	2,461	2,461
	Participações Ltda.
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	16.24	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.54	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	68.31	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.24	52,83	Commercial, industrial and other	5,242	5,242
	Comércio
06	Terminal Químico de Aratu S.A. -	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.43	6.16	Commercial, industrial and other	12,539	12,539
	Tequimar
07	Transultra - Armazenamento e Transporte	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	3.79	Commercial, industrial and other	34,999	34,999
	Especializado Ltda.
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.54	22.56	Commercial, industrial and other	799,775	799,767
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	4.72	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	5.88	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.41	Commercial, industrial and other	2,751	2,751
12	Canamex Químicos S.A. de C.V.		Investee of subsidiary/affiliated company	100.00	1.44	Commercial, industrial and other	122,048	122,048

Note: This information is an integral part of the interim financial statements as required by the CVM.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CHARACTERISTICS OF DEBENTURES

1- ITEM	01
2- ORDER NUMBER	SINGLE
3- REGISTRATION NUMBER IN THE CVM	CVM/SRE/DEB/2005/015
4- REGISTRATION DATE	4/06/2005
5-SERIES ISSUED	UN
6- ISSUE TYPE	SINGLE
7- ISSUE NATURE	PUBLIC
8- ISSUE DATE	3/01/2005
8- MATURITY DATE	3/01/2008
10- DEBENTURE TYPE	NO PREFERENCE
11-YIELD	102.5% of the CDI
12-PREMIUM/DISCOUNT	0
13- PAR VALUE (REAIS)	10,000.00
14- ISSUED AMOUNT (IN THOUSANDS OF REAIS)	304,173
15- ISSUED SECURITIES (UNIT)	30,000
16- OUTSTANDING SECURITIES (UNIT)	30,000
17- SECURITIES HELD IN TREASURY (UNIT)	0
18- REDEEMED SECURITIES (UNIT)	0
19- CONVERTED SECURITIES (UNIT)	0
20- UNPLACED SECURITIES (UNIT)	0
21- LAST RESET DATE
22- NEXT EVENT DATE	9/01/2006

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2006

(1) Key Indicators - Consolidated:

(R$ million)				Change	Change
	1Q 06	1Q 05	4Q 05	1Q06 vs. 1Q05	1Q06 vs. 4Q05

Net sales and services	1,097.7	1,137.0	1,125.5	(3%)	(2%)
Cost of sales and services	(898.7)	(878.2)	(944.5)	2%	(5%)
Gross Profit	199.0	258.8	181.0	(23%)	10%
Selling, general and administrative
expenses	(140.4)	(137.3)	(141.8)	2%	(1%)
Other operating income (expense), net	0.6	1.2	(1.4)	(50%)	143%
Income from operations before
financial items	59.2	122.7	37.8	(52%)	57%
Financial income (expense), net	12.4	(8.8)	0.9	241%	1,278%
Equity in subsidiaries and affiliated
companies	-	(0.1)	0.2	-	-
Nonoperating expense, net	(2.1)	(1.8)	1.5	17%	(240%)
Income before taxes and social	69.5	112.0	40.4	(38%)	72%
contribution
Income and social contribution taxes	(23.0)	(31.4)	(7.4)	(27%)	211%
Benefit of tax holidays	11.4	20.9	9.1	(45%)	25%
Minority interest	(1.1)	(0.7)	(0.4)	57%	175%
Net income	56.8	100.8	41.7	(44%)	36%
EBITDA	106.6	168.2	86.5	(37%)	23%
Volume - LPG sales	355.2	355,3	377.4	(0%)	(6%)
Volume - Chemicals sales	128.8	119.9	120.6	7%	7%

Ultrapar Participações S.A. and Subsidiaries

(2) Performance Analysis:

Net Sales and Services - Ultrapar's net consolidated sales and services in 1Q06 amounted to R$ 1,097.7 million, down 3% compared to the same quarter in 2005 and down 2% in relation to 4Q05.

Ultragaz: In 1Q06, Brazil's LPG market expanded by 1.3% compared to the same period in 2005. In this same period, Ultragaz's sales volume totaled 355.2 thousand tons, flat compared to 1Q05. The level sales performance in relation to the market already reflects a number of initiatives taken as part of Ultragaz’s distribution structure review. Compared to 4Q05, sales volume at Ultragaz saw a retraction of 6%, as a result of seasonal effects between the two periods. Both the bottled and bulk segments remained flat in relation to 1Q05. In the large bulk segment, the reverse seen in falling sales volume reflects the revision of the use of LPG vis à vis the natural gas, driven by the uncertainties regarding natural gas supply from Bolivia. Net sales at Ultragaz amounted to R$ 694.2 million in 1Q06, up 3% compared to 1Q05, as a result of the market repositioning brought about by the company's distribution structure review. Compared to 4Q05, net sales decreased by 4%.

Oxiteno: Total sales volume at Oxiteno amounted to 128.8 thousand tons in 1Q06, up 7% in relation to 1Q05. In this same period, sales in the domestic market increased by 2.5 thousand tons, or 3%, compared to 1Q05, basically due to increased sales in the paints, varnishes, cosmetics and detergents segments. Export markets saw an increase of 6.4 thousand tons, or 18%, compared to 1Q05, as a consequence of (i) higher sales to China and (ii) a 27% increase in the volume sold by Canamex. Compared to 4Q05, Oxiteno's sales volume increased by 7%, as a result of increased exports. In 4Q05, Oxiteno's exports were impacted by a stoppage to replace the catalysts in the Camaçari plant. Oxiteno’s net sales in 1Q06 amounted to R$ 357.4 million, down 15% compared to 1Q05, basically due to: (i) the 18% stronger Brazilian real, partially offset by an increase of 7% in sales volume and (ii) the drop in the international glycol price in 2005. Compared to 4Q05, despite a stronger Brazilian real, Oxiteno's net sales were up 1%, due to a 7% increase in sales volume.

Ultracargo: The average storage levels of Ultracargo, measured in cubic meters, increased by 3% in 1Q06, compared to 1Q05, due to the start-up of operations at the Santos Intermodal Terminal - TIS, in mid-2005. Compared to 4Q05, average storage levels saw a retraction of 3%, as a consequence of the temporary non-availability of various tanks at Suape, due to expansion works. Ultracargo reported net services of R$ 58.1 million in 1Q06, up 7% compared to 1Q05, due basically to (i) the additional revenue from TIS and (ii) contractual tariffs readjustments. Compared to 4Q05, net services saw a reduction of 3%, basically due to lower operational volume.

Cost of Sales: Ultrapar's cost of sales in 1Q06 amounted to R$ 898.7 million, up 2% compared to 1Q05, but down 5% in relation to 4Q05.

Ultragaz: The cost of sales in the quarter increased by 2% compared to 1Q05, basically due to an increase in freight costs, as a result of fuel price increases during last year, and the rise in personnel costs, as a result of collective wage increase agreement in 2005. Compared to 4Q05, the cost of sales was down 8%, or R$ 48.3 million, due to: (i) a reduction of 6% in sales volume and (ii) the initiatives taken as part of the company's distribution structure review, including the effect of non-recurring costs reported in 4Q05.

Oxiteno: Oxiteno's cost of sales in 1Q06 amounted to R$ 279.2 million, up 3% compared to 1Q05, due to (i) an increase in sales volume and the rise in the dollar cost of ethylene, partially offset by the appreciation in the Brazilian real, and (ii) an increase in fixed costs, as a result of a reduction in the finished products goods inventory. Compared to 4Q05, the cost of sales increased by 2% as a result of a 7% increase in sales volume and the effect of the 2% appreciation in the Brazilian real.

Ultracargo: The cost of services provided by Ultracargo in 1Q06 was up by 4%, compared to the same quarter in 2005, principally as a result of (i) the start-up of operations at the Santos Intermodal Terminal, (ii) the increase in fuel costs, and (iii) increased salaries as a result of the annual collective wage agreement. When compared to 4Q05, Ultracargo's cost of services was down by 8%, basically due to lower operational volume.

Gross Profit: In 1Q06 Ultrapar reported a gross profit of R$199.0 million, a decrease of 23% in relation to 1Q05. Compared to 4Q05, the gross profit increased by 10%.

Selling, General and Administrative Expenses: In 1Q06, Ultrapar's selling, general and administrative expenses amounted to R$ 140.4 million, up 2% compared to 1Q05, and down 1% compared to 4Q05.

Ultrapar Participações S.A. and Subsidiaries

Ultragaz: Selling, general and administrative expenses at Ultragaz amounted to R$ 74.1 million, up 2% compared to 1Q05, principally due to an increase in personnel expenses, in accordance with the annual collective wage agreement. Compared to 4Q05, selling, general and administrative expenses were down by 2%, the result of a 12% drop in selling expenses - in 4Q05 there were non-recurring expenses related to the company's distribution structure review.

Oxiteno: Oxiteno's selling, general and administrative expenses amounted to R$ 49.1 million in 1Q06, 6% lower than in 1Q05, due to a reduction in the provision for employee profit sharing, partially offset by an increase in freight expenses, in line with the rise in volume sold. Compared to 4Q05, there was a reduction of R$ 0.4 million, or 1%.

Ultracargo: Selling, general and administrative expenses at Ultracargo amounted to R$ 18.4 million in 1Q06, a 36% increase compared to the same period in 2005, basically due to expansion in the size of the operational workforce, as a result of new operations, and the increase in staff salaries as a result of the annual collective wage agreement. Compared to 4Q05, there was an increase of R$ 0.3 million, or 2%.

Income from Operations before Financial Items: Ultrapar reported an income from operations before financial items of R$ 59.2 million, 52% lower than the operating income reported in 1Q05. Compared to 4Q05, Ultrapar’s income from operations before financial items increased by 57%.

Financial Income (Expenses), Net: Ultrapar reported financial income, net, of R$ 12.4 million in 1Q06 compared to net financial expenses of R$ 8.8 million in 1Q05. This improvement in the financial result is explained by (i) the non-recurring positive effect of R$ 15.9 million, the result of winning a court case in regard PIS and COFINS taxes, explained in further detail below and (ii) an increase in the company's net cash position, which amounted to R$ 127.4 million at the end of 1Q06, compared to a net debt of R$ 17.6 million at the end of 1Q05. Through its subsidiaries, Ultrapar had filed lawsuits questioning the levy of PIS and COFINS taxes on sources of income other than revenues. In March 2006 the Federal Supreme Court decided one of the lawsuits favorable to Ultrapar. The amount of R$ 15.9 million booked in the financial income refers only to the amount disputed by Ultragaz. Ultrapar has other subsidiaries which are also disputing this issue, but which have yet to have their cases ruled on. Should these subsidiaries also obtain a favorable final court decision, Ultrapar estimates that the total effect on financial income will be an additional R$ 42 million, net of legal fees.

Nonoperating Income (Expenses), Net: In 1Q06 Ultrapar reported nonoperating expenses, net, of R$ 2.1 million, an increase of 17% compared to 1Q05, when Ultrapar reported a non-operating expenses, net, of R$ 1.8 million. In both periods, the non-operating expenses were largely due to the scrapping of storage cylinders at Ultragaz. Compared to 4Q05, when Ultrapar reported nonoperating income, net, of R$ 1.5 million, the company saw a decrease of 240%, due to the sale of assets (vehicles and land) in 4Q05.

Income and Social Contribution: Ultrapar’s 1Q06 income and social contribution taxes expenses amounted to R$ 23.0 million, a decrease of 27% in relation to 1Q05, when Ultrapar’s income and social contribution taxes expenses were R$ 31.4 million, as a result of the decrease in income from operations. Compared to 4Q05, when the company reported R$ 7.4 million, Ultrapar’s income and social contribution taxes expenses were 211% higher, due to the increase in income from operations.

Benefit of Tax Holidays: Ultrapar is entitle to federal tax benefits for its activities in the Northeast Region of Brazil, due to the federal program for development of the region. Tax benefits cover Oxiteno’s plant in Camaçari, Bahiana Distribuidora de Gás and Tequimar. Ultrapar's operations generated R$ 11.4 million in benefits of tax holidays in 1Q06, compared to R$ 20.9 million generated in 1Q05. The drop in benefits of tax holidays reflects the company’s lower income from operations and the increase in the proportion of income from operations generated by Ultragaz, which enjoys lower benefit of tax holidays.

Net Income: Ultrapar's consolidated net income in 1Q06 amounted to R$ 56.8 million, down 44% compared to 1Q05, but up 36% compared to 4Q05.

EBITDA: Ultrapar's consolidated operating cash generation (EBITDA) amounted to R$ 106.6 million in 1Q06, 37% lower than in 1Q05, but 23% higher than in 4Q05.

Ultragaz: EBITDA at Ultragaz amounted to R$ 55.3 million in 1Q06, 22% and 61% higher than the respective figures reported in 1Q05 and 4Q05, as a result of market repositioning and operational efficiencies driven by the company's distribution structure review.

Ultrapar Participações S.A. and Subsidiaries

Oxiteno: Oxiteno ended 1Q06 with EBITDA of R$ 40.5 million, a 64% reduction compared to 1Q05, basically as a result of the appreciation in the Brazilian real on the company's sales, the high oil price level and the drop in international petrochemical commodity prices in 2005. Compared to 4Q05, this reduction amounted to 4%, basically due to the appreciation in the Brazilian real.

Ultracargo: EBITDA at Ultracargo amounted to R$ 9.3 million, down 7%, or R$ 0.7 million, compared to 1Q05, basically due to the new operations in the ramp up phase. However, compared to 4Q05, EBITDA saw an improvement of 16%.

EBITDA

R$ million	1Q06	1Q05	4Q05	Change 1Q06 X 1Q05	Change 1Q06 X 4Q05
Ultrapar	106.6	168.2	86.5	(37%)	23%
Ultragaz	55.3	45.4	34.4	22%	61%
Oxiteno	40.5	111.4	42.2	(64%)	(4%)
Ultracargo	9.3	10.0	8.0	(7%)	16%

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during this first three months of 2006 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries. We also inform that there is no expectation, for the current year, for Deloitte to perform any other service amounting to more than 5% of the auditing cost.

RU0062*.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	June 12, 2006

		By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(Minutes of a Meeting of the Board of Directors, May 30, 2006 / 1st quarter 2006 Financial Statement – amended, May 10, 2006)